Prudential Investments LLC

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

November 1, 2008

The Board of Directors

Prudential World Fund, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

Re:	Jennison Global Infrastructure Fund (the “Fund”)

To the Board of Directors:

Effective as of the commencement of the Fund’s operations, Prudential Investments LLC (“PI”), as the Investment Manager to the Fund, has contractually agreed, through February 28, 2010, to reimburse and/or waive fees so that the net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, dividend expenses related to short sales, extraordinary expenses and certain other expenses such as taxes, interest and brokerage commissions) of each class of shares does not exceed 1.35% of the Fund’s average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC

By:	/s/ Robert F. Gunia
Name:	Robert F. Gunia
Title:	Executive Vice President